Komatsu Ltd. Export Control Department 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Phone: 81-3-5561-2732 Fax: 81-3-3583-9882

May 17, 2011
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-7010, USA

RE:	Komatsu Ltd.
Form 20-F for the Fiscal Year Ended March 31, 2010
Filed June 29, 2010
File No. 001-7239
Responded Letter Filed April 25, 2011

Dear Ms. Blye,

While your additional letter of May 6th was addressed to Mr. Sakane, Chairman of the Board, again I am writing to you as the General Manager of Export Control Department which was newly set up as of April 1, 2011.

Our response is as follows:

Answer to Q1:

The products that Komatsu has sold to these countries are the machines listed below and their repair parts.

None of the products have military applications and none are included on the Commerce Control List of the U.S. Department of Commerce.

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
May 17, 2011

Iran:
We have stopped accepting new equipment orders in Iran since October 2010.  Outstanding orders as of October 2010 were fulfilled in Q1 2011.  We have not had any exports of equipment to Iran since April 2011.
Main machines sold are as follows:
Hydraulic Excavators, Motor Graders, Bulldozers, Wheel Loaders and Forklifts

Sudan: We have not had any equipment sales in Sudan since 2008. The main machines sold before 2008 are as follows: Hydraulic Excavators, Motor Graders, Bulldozers, Wheel Loaders and Forklifts

Syria: We have not had any sales of construction equipment in Syria since 2004 and sold only forklifts until May 2009. We have not had any sales of forklifts in Syria since then.

  We trust that this letter serves to clarify the issue that you have raised. If you have further comments or questions, please contact Robert H. Winter of Arnold & Porter LLP at 202-942-5860.

Very truly yours,

/s/ Yasuhiro Inagaki
Yasuhiro Inagaki General Manager Export Control Department